UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Prevention Insurance.com

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Alan P. Donenfeld

c/o Paragon Capital LP

110 East 59th Street, 22nd Fl.

New York, NY 10022

 (212) 593-1600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Person
Alan P. Donenfeld

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.00%
14. Type of Reporting Person
IN

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1. Names of Reporting Person
Paragon Capital LP

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.00%
14. Type of Reporting Person
PN

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Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment”) is being filed by Alan P. Donenfeld and Paragon Capital LP (“Paragon” and, together with Mr. Donenfeld, the “Reporting Persons”) to amend the Schedule 13D originally filed by Mr. Donenfeld on January 11, 2008, and as amended by Amendment No. 1 filed on June 3, 2009, Amendment No. 2 filed on January 6, 2010, Amendment No. 3 filed on November 8, 2010, and Amendment No. 4 filed on September 26, 2011, and the Schedule 13D filed by Paragon on November 8, 2010. Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and therefore may be deemed to beneficially own the securities owned of record by Paragon. This Amendment No. 5 constitutes an “exit filing” with respect to the Reporting Persons.

Item 1. Security and Issuer

This Schedule 13D/A relates to the common stock, par value $.0001 per share (the “Common Stock”) of Prevention Insurance.com, whose principal executive offices are located at c/o Paragon Capital LP, 110 East 59th Street, 22nd Fl., New York, NY 10022 (the “Issuer”).

Item 2. Identity and Background

(a) The names of the reporting persons are Alan P. Donenfeld and Paragon Capital LP.

(b) The business address of the Reporting Persons is 110 East 59th Street, 22nd Fl., New York, NY 10022.

(c) Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon.

(d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Donenfeld is a citizen of the U.S.A. Paragon was formed in Delaware.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have sold all of the shares of the Issuer that they held.

Item 4. Purpose of Transaction

Item 4 of the original Schedule 13D is amended and restated as follows:

Effective December 8, 2015, a change of control occurred with respect to the Issuer. Pursuant to a Securities Purchase Agreement entered into by and among the Issuer, Paragon, and Yik Kei Ong (“Buyer”, as nominee for certain third parties), Paragon assigned, transferred and conveyed to Buyer, as nominee (i) 2,109,286 shares of Common Stock and (ii) the following convertible notes of the Company totaling $199,500 (“Convertible Notes”); (a) a Convertible Note from the Company dated August 31, 2015 in the amount of $127,000, (b) a Convertible Note from the Company dated August 31, 2015 in the amount of $35,000, (c) a Convertible Note from the Company dated April 30, 2015 in the amount of $17,500, and (d) a Convertible Note from the Company dated November 3, 2015 in the amount of $20,000. The Convertible Notes are convertible into common stock of the Company at $0.001 per share for a total of 19,950,000 shares of common stock.

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On the closing of the above transaction, the Reporting Persons ceased to own any securities of the Issuer and are filing this Schedule 13D/A as an exit filing.

The Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	The aggregate number and percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons in this Schedule 13D is 0 shares, constituting 0.00% of the shares outstanding.

(b)	None of the Reporting Persons have shared voting power or dispositive powers with respect to any shares of Common Stock of the Issuer.

(c)	Except as described in Items 3 and 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be beneficial owners of five percent of the shares of Common Stock on December 8, 2015. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Document

99.1	Joint Filing Agreement, dated as of September 26, 2011, by and among the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2016

/s/ Alan P. Donenfeld
Alan P. Donenfeld

Paragon Capital LP

/s/ Alan P. Donenfeld
Alan P. Donenfeld

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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